AB 3/4

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH. D.C.
189

SEC FILE NUMBER
8- 46398

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

* KH 3/3

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Matrix Capital Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue Suite 601
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci 212-732-4601
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016900

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Principal Executive Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MATRIX CAPITAL GROUP, INC.
Statement of Financial Condition
December 31, 2010

Matrix Capital Group, Inc.
TABLE OF CONTENTS
December 31, 2010

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 23, 2011

Matrix Capital Group, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	820
Receivables:		
Clearing broker		249,373
Other		33,811
Securities owned, at value		218,219
Deposit with clearing broker		100,000
Furniture and equipment at cost, less accumulated depreciation of $23,739		7,931
Deposits and other prepaid expenses		22,116
Total assets	$	632,270
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at value	$	32,383
Bank overdraft		9,362
Accrued expenses		52,740
Income taxes payable		32,096
Deferred taxes		880
Total liabilities		127,461
Commitments and contingent liabilities		
Stockholders' Equity:		
Class A common stock, $0.10 par value; 300,000 shares authorized, 187,238 issued		18,724
Class B common stock, $0.10 par value; 100,000 shares authorized		-
Additional paid-in capital		1,001,738
Accumulated deficit		(160,212)
Treasury stock at cost 80,875 share		(10,469)
Note receivable from stockholder		(344,972)
Total stockholders' equity		504,809
Total liabilities and stockholders' equity	$	632,270

The accompanying notes are an integral part of these financial statements.

1. Organization

Matrix Capital Group, Inc. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of New York. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

Matrix 360 Holding, LLC, a holding company, owns approximately 68% of Matrix Capital Group, Inc. as of January 19, 2010. During February 2010, mutual fund administration services division was transferred to Matrix 360 Administration, LLC, an affiliated company.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2010:

	Level 1	Level 2	Level 3
Securities owned:			
Common stocks	$ 218,219	$ -	$ -
Securities, sold not yet purchased:			
Common stocks	$ 32,383	$ -	$ -

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred. Fees for investment banking services also include fees earned from providing merger and acquisition and financial restructuring advisory services. These fees are recorded when earned.

Concentration of Credit Risks - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Furniture, Fixtures and Equipment - Furniture, fixtures and equipment are stated net of accumulated depreciation. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the related assets ranging from 5-7 years. Depreciation expense for the year ended December 31, 2010 amounted to $3,299.

Deferred Income Taxes - The Company provides for amounts of current and deferred taxes payable or refundable as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. A valuation allowance is recognized if, based on the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Operating Leases

The Company leases its office space under a subleasing agreement which expires on May 31, 2011. Future minimum lease payments under the sublease total $38,062 through May 31, 2011.

4. Related Party Transactions

A note receivable was executed by an officer/shareholder in the amount of $406,000. The note is payable in full on December 31, 2019 with an interest rate of 4% per annum. At December 31, 2010, the loan balance was $344,972. Interest receivable on the note was $33,811at December 31, 2010.

5. Deposit with clearing broker

The Company maintains a clearing agreement with Penson Financial Services, Inc. Under the terms of the agreement the Company maintains a clearing deposit of $100,000.

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions except for direct purchases of mutual funds, variable annuities, and private placements are cleared through Penson Financial Services, Inc.

7. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $397,973 which was $297,973 in excess of its required net capital of $100,000. The Company's net capital ratio was .24 to 1.

8. Deferred Income Taxes

The Company recognizes deferred income tax assets relating to the tax effect of temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes as opposed to the accrual basis of accounting for financial statement purposes. These temporary differences arise primarily from receivables, prepaid expenses and accrued expenses. The deferred tax liability is as follows:

		Amount
December 31, 2009	$	2,300
Change in provision		(1,420)
December 31, 2010	$	880

8. Deferred Income Taxes (Continued)

The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

		Current		Deferred		Total
Federal	$	19,089	$	(732)	$	18,356
State		27,723		(688)		27,035
	$	46,812	$	(1,420)	$	45,392

9. Transactions with affiliates

During the year end December 31, 2010 the Company paid management fees to its affiliate Matrix 360 Holdings LLC totaling $335,000.

10. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis, except for direct purchases of mutual funds, variable annuities and private placements. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker or the mutual fund, insurance company and issuer of a private placement. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Matrix Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by Matrix Capital Group, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for than ended noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 23, 2011

Larrelle & Company

SIPC-7

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Reconciliation

SIPC-7

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

Matrix Capital Group, Inc
420 Lexington Avenue, Suite 601
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Anci 212-732-4601

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,545

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 6,520
(For all fiscal year ends except January, February, or March)
September 22, 2011
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due 10,025

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,025

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,025

H. Overpayment carried forward $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Matrix Capital Group, Inc
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of February, 2011

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	7,659,869
2b. Additions:	
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2)Net loss from principal transactions in securities in trading accounts.	
(3)Net loss from principal transactions in commodities in trading accounts.	
(4)Interest and dividend expense deducted in determining item 2a.	
(5)Net loss from management of or participation in the underwriting or distribution of securities.	
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7)Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	687,665
(2)Revenues from commodity transactions.	
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	354,240
(4)Reimbursements for postage in connection with proxy solicitation.	
(5)Net gain from securities in investment accounts.	
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).	
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
Enter the greater of line (i) or (ii)	
Total deductions	1,041,905
2d.SIPC Net Operating Revenues	$ 6,617,964
2e.General Assessment @ .0025	$ 16,545